Exhibit 99.3

SAIHEAT Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAIH; SAITW)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING

to Be Held on February 26, 2025
(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy card (the “Form of Proxy Card”) is furnished in connection with the solicitation by the Board of Directors of SAIHEAT Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, par value $0.0001 per share (collectively, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM” or “Extraordinary General Meeting”) to be held virtually at http://www.virtualshareholdermeeting.com/SAI2025SM on February 26, 2025 at 10:00 a.m. Eastern Standard Time, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on February 11, 2025 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. As of the close of business on the Record Date, we expect that 15,004,316 Class A ordinary shares and 9,630,634 Class B ordinary shares will be issued and outstanding.

The holders of a majority of the Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of the Class B Shares shall be required in any event.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by returning the marked, signed and dated proxy card (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope provided, or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or (ii) by voting via internet during the EGM or before the EGM using the control number and instructions provided on the proxy card up until 11:59 p.m. Eastern Time on February 25, 2025 (the “Cut-off”), or (iii) by voting via phone before the Cut-off following instructions provided on the proxy card.

To be valid, this Form of Proxy Card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the EGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card.

SAIHEAT Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAIH; SAITW)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING

to Be Held on February 26, 2025
(or any adjourned or postponed meeting thereof)

I/We                             [insert name] of                     [insert address] being the registered holder of                     Class                         ordinary shares1, par value $0.0001 per share, of SAIHEAT Limited (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting (the “Chairman”)2 or                     of                     as my/our proxy to attend and to vote for me/us and on my/our behalf at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on February 26, 2025 at 10:00 a.m. (Eastern Standard Time) virtually at http://www.virtualshareholdermeeting.com/SAI2025SM, and in the event of a poll, to vote for me/us and on my/out behalf on the resolutions in respect of the matters specified in the Notice of EGM as indicated below, or if no such indication is given, in his or her discretion3.

RESOLUTION:	To approve a reverse stock split of the Company’s ordinary shares, at a ratio of 1-for15, )the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Extraordinary General Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

	☐ FOR		☐ AGAINST		☐ ABSTAIN

RESOLUTION:	To approve the Company’s Fourth Amended and Restated Memorandum and Articles of Association.

	☐ FOR		☐ AGAINST		☐ ABSTAIN

Dated		, 2025		Signature(s)[4]

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy Card will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the EGM Notice which has been properly put to the EGM.

This Form of Proxy Card is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

Whether or not you propose to attend the relevant meeting(s), you are strongly advised to complete and return this Form of Proxy Card in accordance with these instructions. To be valid, this proxy card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the EGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card. Returning this completed form of proxy card will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.